SEC File No. 70-



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM U-1
                                   DECLARATION
                                      UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                              Morristown, NJ 07962

            (Name of companies filing this statement and addresses of
                          principal executive offices)

                                    GPU, INC.
          (Name of top registered holding company parent of applicant)


Terrance G. Howson,                      Douglas E. Davidson, Esq.
Vice President and Treasurer             Thelen Reid & Priest LLP
Scott L. Guibord, Secretary              40 West 57th Street
Michael J. Connolly, Esq.                New York, New York 10019
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962


                   (Names and addresses of agents for service)





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ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS.
            -------------------------------------

      A. By Order dated April 14, 2000 (HCAR No. 27165), the Commission authorized GPU to acquire for cash all of the issued and outstanding common shares of MYR. On April 26, 2000, MYR was merged with and into GPU Acquisition Corp., a wholly-owned subsidiary of GPU, and became a wholly-owned subsidiary of GPU. MYR's principal business involves the providing of utility transmission and distribution, infrastructure and related commercial and industrial electrical contracting services to utility, industrial, mining, institutional and governmental entities on a nationwide basis.

      B. At the time of the acquisition, MYR was party to a Credit Agreement, dated September 21, 1999 ("Old Credit Agreement"), with Harris Trust and Savings Bank ("Harris Bank") and Comerica Bank providing for revolving credit borrowings by MYR of up to $30 million outstanding at any one time, of which up to $10 million could be in the form of letter of credit (L/C) obligations. Effective with GPU's acquisition of MYR, the Old Credit Agreement was amended to, among other things, reduce the aggregate amount of available credit thereunder to $20 million to reflect Comerica's withdrawal as a lender under the facility. As a temporary measure, pursuant to the Rule 45(a)(4) under the Act, GPU made open account advances in the amount of $17.3 million, without interest, to MYR to provide it with working capital. At September 30, 2000, $13,333,337.00 of borrowings were outstanding under the Old Credit Agreement.

      C. On November 28, 2000, MYR entered into a new Credit Agreement, dated November 28, 2000 ("New Credit Agreement"), with Bank One, NA as administrative agent and as the initial lender. The New Credit Agreement permits borrowings by MYR from time to time in an aggregate amount not to exceed $50 million outstanding at any one time. Bank One may assign a portion of its rights and obligations to new lenders which will become parties to the New Credit Agreement. As described below, GPU is proposing to guarantee MYR's obligations under the New Credit Agreement.

      D. Loans made under the New Credit Agreement ("Loans"), at MYR's election, bear interest at either (i) the Eurodollar Rate, (ii) the Floating Rate or (iii) a Fixed Rate.

      The Eurodollar Rate for an interest period is the sum of a specified British Bankers' Association Interest Settlement Rate for U.S. dollar deposits (as adjusted for any applicable reserve requirements) and the Applicable Margin. The Applicable Margin ranges from 50 to 200 basis points, depending upon the credit rating of GPU's senior unsecured debt, plus, after the Non Guaranty Date, 10 basis points. The Non Guaranty Date is April 1, 2001 except that, if GPU delivers the GPU Guaranty described below before April 1, 2001, the Non Guaranty Date will not occur.


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      The Floating Rate for each day is equal to (i) Alternate Base Rate,  minus
(ii) 200 basis points, plus (iii) after the Non Guaranty Date, 10 basis points. Alternate Base Rate for any day is the higher of (i) Bank One's prime rate and
(ii) the Federal Funds effective rate plus 50 basis points.

      The Fixed Rate is a fixed rate for an interest period of up to 30 days determined by mutual agreement of MYR and the lender under the New Credit
Agreement  at such  time as  there  is only  one  lender  under  the New  Credit
Agreement.

      E. MYR may borrow and repay Loans under the New Credit Agreement through November 1, 2003. All Loans are payable on November 1, 2003.

      F. Borrowing of the Loans is subject to certain conditions, and the Loans will be subject to acceleration under certain circumstances, which conditions and circumstances are customary for agreements similar to the New Credit Agreement. The Loans are prepayable from time to time as provided in the New Credit Agreement.

      G. MYR paid Bank One a one time commitment fee at the initial closing of $25,000. MYR will pay the lenders a facility fee on the unused commitment which ranges from 10 basis points to 40 basis points, depending upon the credit rating of GPU's senior unsecured debt, plus, after the Non Guaranty Date, 2.5 basis points.

      H. The New Credit Agreement includes a letter of credit ("L/C") facility. Pursuant to this facility, MYR is able to request lenders which are parties to the New Credit Agreement to issue an L/C, in a maximum aggregate face amount for all L/Cs outstanding of up to $10 million. The aggregate amount that MYR may borrow under the New Credit Agreement is reduced by the face amount of all outstanding L/Cs. Drawings on an L/C would bear interest at the Floating Rate if such amounts are repaid by MYR on the same day the drawing is made on the L/C and, if repaid thereafter, the Floating Rate plus 200 basis points. If MYR elects not to immediately reimburse the issuing bank and the conditions for a borrowing under the New Credit Agreement are satisfied, a Loan could be made to satisfy the reimbursement obligation. MYR would pay a letter of credit fee equal to the Applicable Margin for Eurodollar Loans on the undrawn stated amount of outstanding L/Cs.

      I. As described above, the New Credit Agreement provides that if GPU does not enter into a guaranty of MYR's obligations under the New Credit Agreement (the "GPU Guaranty") by April 1, 2001, the interest rate on Loans and fees payable would increase. Accordingly, GPU now proposes to enter into the GPU Guaranty. Under the GPU Guaranty, GPU would unconditionally and irrevocably
                                        2
guarantee the punctual payment when due of all obligations of MYR under the New Credit Agreement.

      J. MYR will use the proceeds of the Loans to refinance borrowings under the Old Credit Agreement, repay outstanding open account advances made by GPU, for working capital, acquisition financing and other general corporate purposes. MYR has used the proceeds of initial Loans to repay approximately $18 million of outstanding borrowings under the Old Credit Agreement and to repay outstanding open account advances of GPU in the aggregate amount of $15 million. There remains outstanding $2.3 million of open account advances. (MYR would seek separate Commission authorization for any proposed acquisition if and to the extent required by the Act and the Commission's regulations thereunder.)

      K. It is requested that the filing of Certificates Pursuant to Rule 24 under the Act required to be filed hereunder be filed quarterly within ten days of the end of each calendar quarter beginning with the quarter in which the authorization herein requested is granted. Such certificates will include the principal amount of indebtedness and face amount of L/Cs that MYR has outstanding under the New Loan Agreement.

      L.    Rule 54 Analysis.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At September 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.9 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $527 million in FUCOs as of September 30, 2000.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial statements will be prepared in accordance with GAAP; and

                                        3


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                              (3)  GPU  directly  or  through  its  subsidiaries
                        undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                              (2)   the financial  statements  for such
                        subsidiary will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1)   such  entity  to   maintain   books  and
                        records in accordance with GAAP;

                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.40 billion) represented a decrease of approximately $41.2 million (or approximately 1.7%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.44 billion).

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

     As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).
-------------------
1 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.
                                        5


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     Moreover,  even  if  the  effect  of the  capitalization  and  earnings  of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

     The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of GPU PowerNet, was 39.3% equity and 60.7% debt.

     As set forth in Exhibit H hereto, at September 30, 2000, GPU's common equity ratio represented 31.8% of consolidated capitalization and debt and preferred stock comprised 68.2%. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

     GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

     Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

     Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at September 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.


-------------------
2 The first mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

                                        6


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ITEM 2.     FEES, COMMISSIONS AND EXPENSES.
            ------------------------------

     The estimated fees, commissions and expenses expected to be incurred in connection with the proposed transactions are:


          Legal fees
                Thelen Reid & Priest LLP                      $ 8,000
                Ryan, Russell, Ogden & Seltzer LLP              2,000
                Lender's Counsel                                5,000
          Miscellaneous                                         2,000
                                                                -----
          Total                                               $17,000


ITEM 3.     APPLICABLE STATUTORY PROVISIONS.
            --------------------------------

     GPU believes that Sections 6(a), 7 and 12 of the Act and Rules 45 and 54 thereunder may be applicable to the proposed transactions.

ITEM 4.     REGULATORY APPROVALS.
            --------------------

     No state commission has jurisdiction with respect to any aspect of the transactions and no Federal commission, other than your Commission, has jurisdiction with respect to any aspect thereof.

ITEM 5.     PROCEDURE.
            ---------

     GPU requests that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than March 15, 2000. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.
            ---------------------------------
                  Exhibits:

                  A     -     Not applicable.

                  B-1   -     New Credit Agreement.

                  B-2 - Form of GPU Guaranty - included in Exhibit B-1.

                  C     -     Not applicable.

                                             7


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                  D     -     Not applicable.

                  E     -     Not applicable.

                  F-1   -     Opinion of Thelen Reid & Priest LLP.

                  F-2   -     Opinion of Ryan, Russell, Ogden & Seltzer LLP.

                  G     -     Not applicable.

                  H     -     Capitalization and  Capitalization  Ratios as at
                              September 30, 2000, actual and pro forma.

                  I     -     Form of public notice.

                  Financial Statements:

                  1-A   -     GPU  and  Subsidiary   Companies   Consolidated
                              Balance Sheets, actual and pro forma, as at September 30, 2000, and Consolidated Statement of
                              Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 2000; pro forma journal entries.

                  1-B   -     GPU (Corporate)  Balance Sheets,  actual and pro
                              forma, as at September 30, 2000 and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended September 30, 2000; pro forma journal entries.

                  2     -     Reference is made to the  financial  statements
                              included in 1  above.

                  3     -     None,  except  as set  forth  in the  Notes  to
                              the  Financial  Statements.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
            ---------------------------------------

     The proposed transactions are for the purposes of carrying out GPU's and MYR's business activities. As such, the issuance of an order by your Commission with respect thereto is not a major Federal action significantly affecting the quality of the human environment.

     No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof.

                                        8


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                                    SIGNATURE
                                    ---------
            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       GPU, INC.




                                       By: /s/  T. G. Howson
                                           -----------------------------
                                            T. G. Howson
                                            Vice President and Treasurer








Date:  January 18, 2001